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                                                                    EXHIBIT 99.C


for this purpose include only the price of goods and materials paid to independent third parties and direct costs incurred by the General Partners or their Affiliates in the transaction, including overhead directly attributable to the transaction but excluding general and administrative overhead. Further, all such transactions between the Partnership and a General Partner or an Affiliate of a General Partner must be pursuant to the terms of a written contract between the Partnership and such General Partner or Affiliate which precisely described the services to be rendered or the goods or materials to be provided and the compensation therefor.

        These provisions are inconsistent with the direct management by the Partnership of its business, operations and affairs and the proposed restructuring wherein the Partnership and Murray Income Properties, Ltd.-84 will employ their own executive and managerial personnel, secretaries, accountants and other staff, rent office space, pay their own utility bills, and in general run their own business, operations and affairs and share expenses. Murray Income Properties, Ltd.-84 is an Affiliate of the Partnership. Consequently, this amendment proposes to create an exception to the scope of
Section 10.9 that would allow the Partnership, in conjunction with Murray Income Properties, Ltd.-84, to manage its own business and affairs and conduct its own operations through its own staff out of its own office and to share personnel, office and other general and administrative overhead expenses with Murray Income Properties, Ltd.-84. Further, the amendment allows the salaried personnel to be persons who are Affiliates of the General Partners so long as their compensation and benefits are comparable to the amounts that would be paid for their services if they were not Affiliates of a General Partner.

        The Amendment. A new paragraph is hereby added to the end of
Section 10.9 that reads as follows:

            "Notwithstanding anything contained in this Section 10.9 or elsewhere in this Agreement, the Partnership may directly conduct, operate and manage its business and affairs. The Partnership may employ, either alone or in association with Murray Income Properties, Ltd.-84, managerial and executive personnel, secretaries, accountants and other support staff in the conduct of the business, operations and affairs of the Partnership. If any person employed by the Partnership is an Affiliate of a General Partner (or if an Affiliate of a General Partner is employed by Murray Income Properties, Ltd.-84 and the Partnership is to reimburse Murray Income Properties, Ltd.-84 for a portion of the compensation and benefits paid to such person), the compensation and benefits paid by the Partnership (or by Murray Income Properties, Ltd.-84 as appropriate) for the services of such person shall be comparable to the amount that would be paid to such person if such person was not an Affiliate of a General Partner.
        The Partnership may reimburse Murray Income Properties, Ltd.-84 for that proportion of any expenditure made by Murray Income Properties, Ltd.-84 which the General Partners deem to be the fair, just and equitable share that should be borne by the Partnership and, conversely, the Partnership may pay, and seek reimbursement from, Murray Income Properties, Ltd.-84 for that proportion of any expenditure made by the Partnership which the General Partners deem to be the fair, just and equitable share that should be borne by Murray Income Properties, Ltd.-84."

                                Amendment No. 9

        Explanation of Amendment. Section 10.17 requires MRI to allocate 25% of its share of Cash Distributions from Operations to a "Repurchase Fund" for the purchase of Interests upon the request of a Limited Partner. MRI is permitted to commingle the amount allocated to the "Repurchase Fund" with other assets of MRI. To the present time, however, MRI has not been paid any Cash Distributions from Operations since the allocation and payment of Cash Distributions to MRI is subordinated to the prior receipt by the Limited Partners of a noncumulative 7% annual return from either Cash Distributions from Operations or Cash Distributions from Sales or Refinancings, or both, on their Average Annual Unreturned Invested Capital.

                                      (vi)